Exhibit 35.1

SERVICER COMPLIANCE STATEMENT (ITEM 1123)

RE: First Horizon ABS Trust 2006-HE1

We, the undersigned authorized officers of First Tennessee Bank National Association (the “Servicer”), pursuant to the Sale and Servicing Agreement dated as of March 1, 2006 by and between First Horizon Asset Securities, Inc. as depositor, First Tennessee Bank National Association as master servicer, and The Bank of New York as trustee, do hereby certify that:

1. A review of the Servicer’s activities during the period from March 1, 2006 and through December 31, 2006 and of the Servicer’s performance under the above described servicing agreement has been made under my supervision.

2. To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the applicable servicing agreement in all material respects throughout such period.

First Tennessee Bank National Association

By:	/s/ Terry B. Renoux
Date: 3/26/07
Name: Terry B. Renoux
Title: President, Consumer Finance